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                                  Exhibit 16.1




[Deloitte & Touche LLP Letterhead]



December 7, 2001


Securities and Exchange Commission
Mail Stop 11-3
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements in Item 4 of Form 8-K of SVI Solutions, Inc. (the "Company") dated December 7, 2001 and have the following comments:

o We agree with the statements made in the first and third sentences of the first paragraph. We have no basis on which to agree or disagree with the statements made in the second and fourth sentences of the first paragraph.

o        We agree with the statements made in the second and third paragraphs.



Very truly yours,

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP